Filed Pursuant to Rule 163

Registration Statement No. 333-185478

Westpac Banking Corporation 2015 Full Year Financial Result Snapshot All data as at 30 September 2015 unless otherwise stated. All amounts are in Australian dollars. Financial Results FY15 FY14 % Mov’t FY15 – FY14 2H15 1H15 % Mov’t 2H15 – 1H15 Net profit after tax $8,012m $7,561m 6 $4,403m $3,609m 22 Net operating income $21,642m $19,937m 9 $11,645m $9,997m 16 Net interest margin 2.09% 2.09% - 2.11% 2.06% 5bps Expense to income ratio 43.8% 42.9% 90bps 43.5% 44.1% (63bps) Return on average ordinary equity 16.2% 16.3% (4bps) 17.3% 15.1% 219bps Impairment charges to average gross loans 12bps 12bps - 13bps 11bps 2bps Total impaired loans to total loans 30bps 40bps (10bps) 30bps 35bps (5bps) Focus on Australia & New Zealand Reported NPAT ($m) 86 12 2 Australia New Zealand Other Revenue by geography at FY15 (%) Asset quality a highlight 0.81 0.95 0.92 0.85 0.67 0.40 0.30 FY09 FY10 FY11 FY12 FY13 FY14 FY15 Total impaired loans to gross loans (%) 90+ days delinquencies (%) Consistent financial performance 5,936 6,751 7,561 8,012 FY12 FY13 FY14 FY15 Capital, funding and liquidity ratios (*APRA Basel III basis) Sep-15 Sep-14 Common equity tier 1 (CET1) capital ratio* 9.5% 9.0% Additional tier 1 capital* 1.9% 1.6% Tier 1 capital ratio* 11.4% 10.6% Tier 2 capital* 1.9% 1.7% Total regulatory capital ratio* 13.3% 12.3% Risk weighted assets* $359bn $331bn Stable Funding Ratio1 83.8% 83.2% Liquidity Coverage Ratio2 121% 103% Australian mortgages performing well 0.45 0.0 0.2 0.4 0.6 0.8 Sep-08 Sep-09 Sep-10 Sep-11 Sep-12 Sep-13 Sep-14 Sep Sound funding profile 59 2 7 15 16 Customer deposits Equity Securitisation Wholesale funding >1yr Wholesale funding <1yr Share entitlement offer • On 14 October 2015, Westpac announced it was undertaking a fully underwritten, pro rata accelerated renounceable entitlement offer to raise approximately $3.5 billion of ordinary equity • The equity raised will add approximately 100 basis points to Westpac’s CET1 capital ratio and will place Westpac’s CET1 capital ratio within the top quartile of banks globally, with a CET1 capital ratio of over 14% on an internationally comparable basis3 • The capital raised responds to changes in mortgage risk weights that will increase the amount of capital required to be held against mortgages by more than 50%, with the increased regulatory requirement to be applied from 1 July 2016 Notes. 1 Stable Funding Ratio calculated on the basis of customer deposits plus wholesale funding with residual maturity greater than 12 months plus equity plus securitisation, as a proportion of total funding. 2 Liquidity Coverage Ratio (LCR) calculated on a spot basis, including the Committed Liquidity Facility approved by APRA of $66 billion for calendar year 2015. LCR for September 2014 calculated on a pro forma basis. 3 The basis of the internationally comparable CET1 capital ratio aligns with the APRA study titled “International capital comparison study” dated 13 July 2015. 4 Chart adds to 99% due to rounding. 5 Equity excludes FX translation, Available for Sale Securities and Cash Flow Hedging Reserve. 1 | Westpac Banking Corporation www.westpac.com.au/investorcentre or Bloomberg WBCT

Westpac Banking Corporation
Australia's First Bank

About Westpac

- Westpac is one of the four major banking organisations in Australia and one of the largest banking organisations in New Zealand
- Founded in 1817, Westpac was the first bank established in Australia. Today, Westpac is Australia's 2nd largest bank with a market capitalisation of A$95 billion and total assets of A$812 billion as at 30 September 2015
- Westpac is focused on its core markets of Australia and New Zealand, providing a comprehensive range of financial products and services including consumer, business and institutional banking and wealth management services
- With a strong position in our home markets, and around 13 million customers, Westpac focuses on organic growth, growing customer numbers in our chosen segments and building stronger and deeper customer relationships
- A key element of Westpac's approach is our portfolio of financial services brands, which enables us to appeal to a broader range of customers, and provides us with the strategic flexibility to offer solutions that better meet individual customer needs
- Westpac has also maintained the strength of its financial position, lifting the level and quality of our capital, improving our funding and liquidity position and maintaining a high level of asset quality and provisioning
- Westpac is currently one of the most efficient banks globally, as measured by a cost to income ratio

Credit Ratings

Fitch Ratings	AA- / Stable / F1+
Moody's Investors Service	Aa2 / Stable / P-1
Standard and Poor's	AA- / Stable / A-1+

A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time

Wholesale funding capabilities

Short term markets	• Include Prime floaters, Federal Funds, Extendibles, Step-ups, Range accruals, CDs, CP and Flippers
Term markets	• Senior unsecured, securitisation and covered bond format, as well as subordinated debt • Only Australian major bank to be SEC registered • Westpac also maintains its ability to issue in US 144A format
Issuance currencies	• Include AUD, CAD, CHF, CNH, EUR, GBP, HKD, JPY, NOK, NZD, SGD, TRY and USD

Unique portfolio of brands

Westpac, St.George, BankSA, Bank of Melbourne, RAMS, BT, Advance, Ascalon, Asgard

WIB | Westpac NZ

Australian retail banking largest contributors to Group NPAT

NPAT by division (%)



35
19
11
16
11
8
Westpac Retail & Business Banking
St.George Banking Group
BT Financial Group
Westpac Institutional Bank
Westpac New Zealand
Other divisions

Balance sheet at 30 September 2015

Total assets	$812bn
Loans	$623bn
Total housing loans Australia	*$376bn*
Deposits and other borrowings	$475bn
Equity	$54bn

Disclaimer The material contained in this presentation is intended to be general background information on Westpac Banking Corporation ("Westpac") and its activities. The information is supplied in summary form and is therefore not necessarily complete and is qualified in its entirety by Westpac's most recent U.S. full-year and half-year reports available at http://www.sec.gov. It is not intended that it be relied upon as advice to investors or potential investors, who should consider seeking independent professional advice depending upon their specific investment objectives, financial situation or particular needs. The material contained in this presentation may include information derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. All amounts are in Australian dollars unless otherwise indicated.

Westpac has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering from time to time of its securities. Before you invest, you should read the prospectus in that registration statement and other documents Westpac has filed with the SEC for more complete information about Westpac and any offering of such securities. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Westpac will arrange to send you the prospectus if you request it by calling +1 212 551 1800.

Contact us: Westpac Global Funding globalfunding@westpac.com.au or +612 8204 2777

2 | Westpac Banking Corporation www.westpac.com.au/investorcentre or Bloomberg WBCT

Westpac GROUP